UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29260Y 10 9

(CUSIP Number)

Robert Hilton

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor,

Beverly Hills, CA 90210

(310) 285-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260Y 10 9	13D	Page 1 of 2 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 13, 2021 (as amended, the “Schedule 13D”), relates to the shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pledge Agreement

On October 21, 2021, Patrick Whitesell, through his personal revocable trust for which he is acting as sole trustee and is sole lifetime beneficiary (the “Whitesell Trust”), entered into a revolving line of credit agreement (the “Loan Agreement”) with a third party lender (the “Lender”). As security for the Whitesell Trust’s obligations under the Loan Agreement, by October 31, 2021 Mr. Whitesell, through the Whitesell Trust, is obligated to pledge to the Lender pursuant to such Loan Agreement: (i) all Profits Units and Endeavor Operating Company Units previously reported as held of record by Mr. Whitesell and (ii) all of Mr. Whitesell’s LLC Units in each of Endeavor Executive Holdco, LLC and Endeavor Executive II Holdco, LLC (collectively, the “Pledged Securities”). All voting rights and rights to receive dividends or distributions with respect to the Pledged Securities will remain with Mr. Whitesell unless an event of default under the Loan Agreement has occurred and is continuing.

CUSIP No. 29260Y 10 9	13D	Page 2 of 2 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2021

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel

By:	/s/ Patrick Whitesell
Name:	Patrick Whitesell

Endeavor Executive Holdco, LLC

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel
Title:	Manager

Endeavor Executive PIU Holdco, LLC

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel
Title:	Manager

Endeavor Executive II Holdco, LLC

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel
Title:	Manager